                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                ----------------
                               AMENDMENT NO. 10
                               (FINAL AMENDMENT)
                                       to
                                   SCHEDULE TO
                                 (Rule 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   Courtyard by Marriott Limited Partnership
                            (Name of Subject Company)

                               CBM I Holdings LLC
                              CBM Joint Venture LLC
                          Marriott International, Inc.
                               MI CBM Investor LLC
                        Rockledge Hotel Properties, Inc.
                            Host Marriott Corporation
                               Host Marriott, L.P.
                      (Names of Offerors and Other Persons)

                     Units of limited partnership interests
                         (Title of Class of Securities)
                                      None
                      (CUSIP Number of Class of Securities)

                       W. Edward Walter                                             Ward R. Cooper
               Rockledge Hotel Properties, Inc.                              Marriott International, Inc.
                      10400 Fernwood Road                                          Dept. 52/923.23
                   Bethesda, Maryland  20817                                     10400 Fernwood Road
                        (301) 380-9000                                        Bethesda, Maryland  20817
                                                                                     (301) 380-3000

                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                               -----------------
                                   Copies to:


                    J. Warren Gorrell, Jr.                                             David G. Pommerening
                      Bruce W. Gilchrist                                              O'Melveny & Myers LLP
                      Hogan & Hartson LLP                                  Columbia Square, 555 Thirteenth Street, N.W.
         Columbia Square, 555 Thirteenth Street, N.W.                              Washington, D.C.  20004-1109
                 Washington, D.C.  20004-1109                                             (202) 383-5300
                        (202) 637-5600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                  TENDER OFFER

      This Amendment No. 10 to the Tender Offer Statement on Schedule TO, constituting the final amendment, amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 18, 2000, as amended (as so amended, the "Schedule TO") in connection with an offer by CBM I Holdings LLC, a Delaware limited liability company (the "Purchaser") and an indirect, wholly owned subsidiary of CBM Joint Venture LLC (the "Joint Venture"), a Delaware limited liability company that is a joint venture among MI CBM Investor LLC, a Delaware limited liability company and a wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Marriott International"), Host Marriott, L.P., a Delaware limited partnership and Rockledge Hotel Properties, Inc., a Delaware corporation ("Rockledge") (through wholly owned subsidiaries), to purchase (the "Purchase Offer") all outstanding units of limited partnership interest (the "Units") in Courtyard by Marriott Limited Partnership, a Delaware limited partnership (the "Partnership"), other than Units owned by the Partnership's general partner, for $134,130 per Unit in cash (or a pro rata portion thereof), or a net amount per Unit of $133,500 after payment of court-awarded attorneys' fees and expenses, upon the terms and subject to the conditions set forth in the Purchase Offer and Consent Solicitation dated August 7, 2000, the Supplement thereto dated September 26, 2000 and the related Proof of Claim, Assignment and Release (collectively, the "Purchase Offer and Consent Solicitation"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Purchase Offer and Consent Solicitation.

ITEMS 6 AND 8.

     The information previously provided in response to these Items 6 and 8 is hereby amended and supplemented by adding to the end thereof the following:

     The judgement order of the Court approving the Settlement has become Final (as such term is defined in the Settlement Agreement) and the Purchaser has given notice to the Claims Administrator that the "Effective Date" under the Settlement Agreement has occurred. As a result, all of the conditions to the Purchase Offer and the Merger, as set forth in the Purchase Offer and the Consent Solicitation, have been satisfied. Pursuant to the Purchase Offer, the Purchaser has accepted for payment all of the Units validly tendered on or prior to the Expiration Date and not validly withdrawn according to the terms of the Purchase Offer. Based on information provided by the Claims Administrator, approximately 938 Units were validly tendered on or prior to the Expiration Date and not validly withdrawn, representing approximately 82% of the outstanding Units.

     Immediately following the consummation of the Purchase Offer, Merger Sub was merged with and into the Partnership pursuant to the Agreement and Plan of Merger by and among the Joint Venture, Merger Sub and the Partnership. At the effective time of the Merger, each issued and outstanding Unit of the Partnership (other than Units held by the General Partner and the Purchaser) was converted into the right to receive the same consideration per Unit as will be paid to Unitholders who tendered their Units in the Purchase Offer.

     On December 8, 2000, Marriott International and Rockledge issued a joint press release with respect to the foregoing matters. A copy of this joint press release is attached hereto as Exhibit (a)(13) and is incorporated herein by reference.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS, INCLUDING MATERIALS TO BE FILED PURSUANT TO SCHEDULE 13E-3.

     Information previously provided in response to this Item 12 is hereby amended and supplemented to include the following exhibits:

     (a) (13) Joint Press Release issued on December 8, 2000

                                   SIGNATURES

     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 8, 2000            CBM I HOLDINGS LLC

                                   By: /s/ C.G. Townsend
                                       -----------------------------------
                                       Name: C.G. Townsend
                                       Title: Executive Vice President


                                   CBM JOINT VENTURE LLC
                                   By: Rockledge CBM Investor II LLC,
                                       its Manager

                                       By: /s/ C.G. Townsend
                                           -------------------------------
                                           Name: C.G. Townsend
                                           Title: Executive Vice President


                                   MARRIOTT INTERNATIONAL, INC.

                                        By:  /s/ Carolyn B. Handlon
                                            ------------------------------
                                             Name: Carolyn B. Handlon
                                             Title: Vice President and Treasurer

                                   MI CBM INVESTOR LLC

                                       By: /s/ Carolyn B. Handlon
                                           -------------------------------
                                           Name: Carolyn B. Handlon
                                           Title: Manager and Treasurer


                                   ROCKLEDGE HOTEL PROPERTIES, INC.

                                       By: /s/ C.G. Townsend
                                           -------------------------------
                                           Name: C.G. Townsend
                                           Title: Vice President


                                   HOST MARRIOTT CORPORATION

                                       By: /s/ C.G. Townsend
                                           -------------------------------
                                           Name: C.G. Townsend
                                           Title: Senior Vice President


                                   HOST MARRIOTT, L.P.
                                   By: Host Marriott Corporation, its Sole
                                       General Partner

                                       By: /s/ C.G. Townsend
                                           -------------------------------
                                           Name: C.G. Townsend
                                           Title: Senior Vice President


                                   COURTYARD BY MARRIOTT LIMITED PARTNERSHIP
                                   By: CBM One LLC, its Sole Partner

                                       By: /s/ C.G. Townsend
                                           -------------------------------
                                           Name: C.G. Townsend
                                           Title: Executive Vice President

                                  EXHIBIT INDEX

          (a) (13) Joint Press Release issued on December 8, 2000.